Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.

Independent Bank Corp (HCB Financial Corp) March 19, 2026

Corporate Speakers
•William Kessel; Independent Bank Corporation; President, Chief Executive Officer
•Mark Kolanowski; HCB Financial Corp; Chief Executive Officer
•Gavin Mohr; Independent Bank Corporation; Chief Financial Officer
•Joel Rahn; Independent Bank Corporation; Executive Vice President of Commercial Banking

Participants
•Brendan Nosal; Hovde Group; Analyst
•Nathan Race; Piper Sandler; Analyst
•Matt Renck; KBW; Analyst
•Bonnie Gettys; Barry Community Foundation; President, Chief Executive Officer

PRESENTATION

Operator^ Good day. And thank you for standing by. Welcome to the Independent Bank Corporation Acquisition of HCB Financial Corp. Conference Call (Operator Instructions) Please be advised that today's conference is being recorded. I would now like to hand the conference over to your first speaker today, William Kessel, President and CEO. Please go ahead.

William Kessel^ Good morning. And thank you for joining us to discuss the merger of Independent Bank Corporation and HCB Financial Corp. Joining me today is our CFO, Gavin Mohr; our EVP of Commercial Banking, Joel Rahn. And we are very pleased to also have Mark Kolanowski, the CEO of HCB Financial Corp. with us as well. Before we begin today's call please note the cautionary note regarding forward-looking statements and disclosures on Slide 2.

Turning to Slide 3, titled Michigan's -- most people focused Bank -- this transaction represents a compelling cultural and strategic fit that reinforces our winning formula for growth in Michigan. From the time my discussions with Mark began a care how similar our institutions truly are.

At Independent, we run a community banking model, focused on our customers, our communities and our employees. And in HCB, we found a partner that lives by the same blueprint and is deeply aligned from day one. Strategically, I'm excited about this partnership as it builds scale in high-growth quarters with a high-quality nearly $600 million asset franchise that shares our DNA. It supports our strategy to out local the competition by pairing Highpoint's deep community routes with independents sophisticated commercial lending capabilities.

Beyond the cultural and strategic fit, another key attribute that makes this partnership so attractive is HCB's exceptional financial profile. They are a high-performing franchise characterized by strong profitability and significant liquidity. HCB is coming to this partnership with a 67% loan-to-deposit ratio which provides a meaningful runway to deploy capital into our robust commercial lending pipeline. A cornerstone of our winning formula has always been a stable, low-cost core deposit base.

In partnering with HCB, we are bringing on low-cost core deposits that will serve as an additional funding source for our combined $6 billion organization. Perhaps most importantly, HCB possesses an ultra clean credit profile that is truly a standout in today's environment. Their balance sheet is pristine featuring a negligible 0.0 or 3 basis point NPA to asset ratio and an incredible track record of zero net charge-offs since 2020. This conservative credit culture is the bedrock of our combined organization and ensures it is -- this is a low-risk transaction for our shareholders. I would now like to turn the presentation over to Mark to share some remarks on HCB. Mark?

Mark Kolanowski^ Well good morning. And thank you, Brad, for introducing us. And welcome us to the team. We really look forward to working with you and the entire team in the future. Turning to Slide 4. Let me start by sharing a little bit of information about HCB Financial for those of you who may not be familiar with us. Just like Independent, we're deeply rooted here in the state of Michigan.

We're headquartered in Hastings, where it's been our home since 1886. We operate seven retail branches across Barry, Calgon, Allergan, Kent and now Ottawa Counties. And one of our primary competitive advantages is that we are a true employer of choice in our markets. People really love working on our team.

One of the most exciting aspects of this partnership is that our employees and customers will continue to see the same faces that they know and trust. As we spend time with Brad and the entire Independent team over the past few months, it became clear that IBCP is essentially a mirror image of High Point from a cultural perspective. So by joining forces with independent team, this isn't about changing who we are. It's about becoming a stronger community bank which has always been our goal.

Now backed by a significant deeper toolkit of financial services for our customers. We've built an exceptional bank with a strong foundation of profitability and credit quality. Our $354 million loan portfolio is well diverse and our 67% loan-to-deposit ratio highlights the depth of our core deposit franchise, a significant liquidity we bring is partnership.

We take great pride in the value we bring to our clients, we believe we are strategically well positioned to align with independent because of our similar cultures and most importantly, because of our commitment to the community banking model. So with that, I'll turn the presentation back to you, Brad.

William Kessel^ Thanks, Mark. On Slide 5, you can see the attractive Michigan markets this deal opens to us. Their newly opened Hudsonville location provides us a second location in Ottawa County, one of Michigan's fastest-growing counties.

In 2025, we announced the successful recruitment of several talented individuals and the opening of an office in Kalamazoo County. Highpoint seven branches effectively bridge the geographic gap between our primary hubs in Grand Rapids and Lansing and planned growth into Southwest Michigan allowing us to better serve the quarter stretching across Barry, Calhoun, Allergan, Kent and Ottawa Counties.

Slide 6 highlights Highpoint's low-cost core deposits and strong credit quality. HCB's deposit franchise compares very favorably to Michigan peers. HCB's cost of total deposits has remained consistently below peer banks across multiple cycles by a significant margin. This is driven by a deeply loyal relationship-driven customer base that has been built through HCB's 140-year legacy.

On the credit side, Highpoint's cumulative net charge-offs since 2015 are just 33 basis points versus the 87 basis point average for Michigan banks. Additionally, NPAs have been substantially below peer averages, underscoring HCB's conservative credit culture which is well aligned with the independent family. This announcement is the result of a very disciplined approach to M&A, building relationships with the right partners over time. I'll turn it over to Gavin to walk through the transaction terms and assumptions. Gavin?

Gavin Mohr^ Thanks, Brad. As you have highlighted, the cultural fit is exceptional, supported by a shared emphasis on financial discipline and shareholder alignment that meaningfully underpins the transaction. This transaction materially adds to our balance sheet flexibility while enhancing earnings power.

Turning to the transaction metrics on Slide 8. Under the terms of the agreement, Independent will acquire 100% of HCB's outstanding shares for an aggregate value of approximately $70.2 million based on yesterday's closing price of $33.13. The specific terms include a fixed exchange ratio of 1.59 IBC shares plus $17.51 in cash for each HCB share. This represents a consideration mix of 75% stock and 25% cash, allowing us significant capital to improve our earnings profile in a franchise accretive manner.

The price reflects a 148% tangible book value and 11.5 times 2025 earnings. On a pro forma basis including fully phased-in synergies the multiple is very attractive, 6.6 times 2027 estimated earnings. One HCB Director will join each of the Board, Directors of Independent Bank Corporation and Independent Bank and we expect to put retention agreements in place for key Highpoint personnel. We expect to close in early third quarter of 2026.

Now let's cover the impact on assumptions on Slide 9. Our M&A experience and the partnership with HCB's team resulted in a detailed due diligence process and a strong plan to successfully execute this conservatively modeled transaction. To begin, we have taken a conservative approach on the pro forma balance sheet, HCB's balance sheet is very liquid with a 67% loan-to-deposit ratio while we forecast a gradual move of their loan-to-deposit ratio to the low 70% range in 2027, our model intentionally excludes any redeployment of excess liquidity, preserving meaningful upside potential.

Additional key modeling that are as follows: we expect cost savings equal to 40% of HCB's noninterest expense which will be fully recognized in 2027. The cost savings primarily come from identified FTE overlap, while system efficiencies will provide some additional savings. We expect onetime pretax merger expenses of $8.8 million which are fully realized in our pro forma tangible book value estimate at closing.

Credit assumptions are purposely conservative, and we have modeled a gross credit mark of $4 million or 1.1% of HCB's loans. I would highlight that our internal credit team did a review of over 50% of the commercial loan relationships that ended up reviewing over 36% of the entire loan portfolio. As Brad highlighted earlier, HCB has had a very strong track record of pristine credit quality, and we are comfortable with our estimated credit mark is prudent in today's environment.

Interest rate marks include a $9.2 million pretax loan write-down which will be accreted over four years. And on the fixed asset side, we estimate there will be a $2.4 million pretax write-up. Taking into account all the aforementioned transaction metrics and our conservative modeling assumptions, this combination produces highly compelling pro forma financial impacts for our shareholders. Specifically, we anticipate the transaction will be approximately 6% accretive to our 2027 earnings per share with fully phased-in cost saves.

This growth was achieved with a manageable 4% tangible book value dilution at closing. Consistent with our disciplined approach to capital management, we estimate a three, four-year period to recover that dilution using the crossover method. Post transaction, we expect to maintain a strong 11.5% CET1 ratio which ensures independent remains well catabolized and maintains the flexibility to continue our organic growth and flexibility for opportunistic share repurchases. Brad, I'll turn it back over to you to wrap it up.

William Kessel^ Thanks, Gavin. We'll go to Slide 10. In summary, this is a low-risk transaction with highly compatible cultural DNA that benefits from our successful integration track record. It enhances our scale, delivers high-quality deposits and a clean credit profile and allows us to deploy HCB's excess liquidity through independent strong commercial loan pipeline. We are proud to welcome the Highpoint team to the family. This is a true backyard deal where customers win through continued local service and a shared commitment to our mission communities. With that, we would like to open up the call for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) And our first question comes from Brendan Nosal of Hovde Group. Your line is open.

Brendan Nosal^ Hey good morning Folks. Hope you're doing well.

William Kessel^ Good morning.

Brendan Nosal^ I guess just starting off here. This is your first transaction since scrubber City which was announced in late 2017. I guess there have been a lot of deals in Michigan in any intervening years. I guess, what was it about this specific transaction and partner that maybe you get off the sidelines after a pretty long absence in M&A? And I totally get all the strategic merits you pointed out, but just kind of curious, what was about this deal that really peak your interest?

William Kessel^ Well good morning Brendan, and I would say you're correct. Our last deal was announced in 2017, closed 2018. And in your reference getting off the sidelines. I guess,

yes, there have been a number of mergers announced over that time period and independent has had the opportunity in quite a few instances to actually participate in those processes, yet for either sticking to a disciplined pricing strategy or not getting comfortable with either the balance sheet or the culture we were not able to, over that period, grow through acquisition which really has resulted in our primary growth strategy of being organic, and it's worked really, really well for us over the years.

In this case, I've known Mark over the years and add a lot of respect for him and his leadership. We've been involved in trade association boards together and and he's a highly respected banker in the Michigan market. And we've launched his bank and its performance over the years. And obviously it's again, in our backyard, it's on the south side of the Grand Rapids footprint and running down the sort of the 131 quarter south of the I-96 corridor. And it really is just -- it's a nice fit.

And so if you go back, it's probably in 2024 I had a lunch with Mark, and we just sort of were talking about the industry and our banks. And it was really out of that conversation that we agreed to continue to stay in touch and maybe have further conversations, and those did take place through 2025. And then the more we talked I think the more interested both parties became and in partnering. And eventually, we were able to reach an agreement that both banks could live with. And so that's sort of the summary of going back to the Traverse City deal and how we got to this deal, Brendan.

Brendan Nosal^ Thanks Brendan. That's really helpful color. Maybe one more for Gavin. Just on kind of the liquidity deployment opportunity, as you noted, a lot of cash on the balance sheet. And it doesn't sound like you've modeled too much in the way of deployment in kind of the the earnings accretion. So maybe, Gavin, just talk about how you think about deploying that liquidity over time. And to the extent that there is upside to the accretion number, maybe just kind of walk through how you see that playing out?

Gavin Mohr^ Yes, Brendan. So we did not model any liquidity deployment. Clearly, with their loan-to-deposit ratio the makeup of their securities portfolio, there's certainly opportunity there. We're going to continue to work the balance sheet like we do quarterly or have been quarterly and figure out what the best opportunity is at the time. And we -- ideally, on a longer-term basis, this will -- a lot of these -- this liquidity will flow into our commercial pipeline for funding. But again, we've intentionally modeled this conservatively and do not include that.

Brendan Nosal^ Okay. All right fantastic. Congrats in the deal and thanks for taking my questions.

Gavin Mohr^ Thanks Brendan.

Operator^ Thank you. And our next question comes from Nathan Race of Piper Sandler. Your line is open.

Nathan Race^ Hey guys good morning thanks for taking my questions.

William Kessel^ Good morning.

Nathan Race^ Brad, I was wondering if you could just provide a little bit more background in terms of how this acquisition came together. It sounds like you Mark have known each other over the years. And you mentioned in response to earlier to the question that there's been a number of opportunities on the M&A front over the years that didn't really fit your pricing box. So just curious, was this more of an auction process that HCB ran and just kind of how you arrived at the pricing here.

William Kessel^ Sure. So this was not an auction. This was the result of conversations between Mark and I. Mark shared with me sort of leadership succession plans that were in place at his bank and he's got a really talented team that we look forward to bringing over to the Independent team.

Of course, also, he shared with me that where they were in terms of their technology and we shared where we were in our technology and related contracts and whatnot. And so from a timing perspective, it made sense just to have conversations. And then ultimately, those conversations led to, okay.

So getting into pricing, right? And I'll admit, I think this is a fully priced deal, but it's worthy of a full price. When you think about the proximity to the existing Independent branches, when you think about the balance sheet and it's lower risk profile as well as strong low-cost core deposit base. And so this is one that we felt it was important that we move forward on.

And fortunately, Mark and his Board felt the same. And -- and so I think we're excited. A lot of times, when M&A deals take place and we've been on the other side of this, where in our marketplace large bank M&A takes place and they end up really disrupting the customer base, in the employee base. And you actually give away a lot of the value of the franchise.

And I think we have a real opportunity here to not take that step back, rather preserve the value of the franchise and actually taken note a number of steps forward. Mark and I have spoken about a number of relationships and/or businesses that are in their market today that they have not been able to serve simply because they don't have the capacity. And so we think there's some significant upside there. So Nathan, hopefully, that gives you a little more color on how we get to where we are.

Nathan Race^ Yes, absolutely. Very helpful thank you for that. Maybe a question for Gavin on the pro forma margin outlook. I think based on the guidance that you guys provided in January, the margin should get up in the kind of 3.70% range by the back half of this year. I think you're picking up margin from HCB and kind of the 3.40% range more recently.

So with some of the moving pieces and some of the liquidity redeployment to loan growth that you guys have just at the legacy independent franchise over the next couple of quarters. Is the expectation that the margin impact from this deal should be pretty limited in terms of any dilution that you could see upon closing in the third quarter?

Gavin Mohr^ Yes. Well yes. So we think from like 2027 fully phased in, Nathan margin, maybe start to get a full year look. We're not modeling any impact. So we basically are flat.

So does that give you what you need? I mean in the back end of this year, could be a little bit of compression, but I think we continue to grind higher.

Nathan Race^ Yes. Got it. And if I could just ask one more, not much impact to capital ratios from this acquisition just given kind of the digestible size of the asset base and franchise you're picking up. So just curious, maybe for Brad, what you're seeing in terms of additional M&A opportunities do you expect to see more activity in Michigan that could fit within your box either later this year or next year?

William Kessel^ Well I think at this point, I think there will be more M&A in Michigan as well as across the country. I mean that's just been the trend [.] 5% of the overall population of banks will continue to compress. But Independent, we're focused really on the execution of the integration of HCB at this point.

We've got a lot of time and energy invested in this and more to come and so our focus will be on that as well as continuing the great momentum that we've got just with our organic growth. We continue to see the opportunity of adding talented bankers to our team. We've done a little bit more of that here in the first quarter of '26. And so -- that's going to be our focus at this point, Nathan.

Nathan Race^ Okay. Makes sense. I appreciate all the color. Congrats on the deal guys.

William Kessel^ Thanks Nathan.

Operator^ Thank you. And our next question comes from Matt Renck of KBW. Your line is open.

Matt Renck^ Hey guys good morning. Filling in for Damon. I hope everybody is doing well. My first question, just on HCB's loan portfolio, it says they have that other makes up 12% of the portfolio. And I was just kind of curious what comprises that?

Gavin Mohr^ Well and, Matt, I don't -- it's the municipal book.

William Kessel^ Yes. Yes. Yes. So it's municipal financing.

Matt Renck^ Okay. Got it. Got it thank you. And then just one question. I was just kind of hoping since this is -- you guys are commercial growth type of story. If we can give an update on how your clients are doing with regard to like the macro and specifically oil prices? Is it starting to affect like your outlook at all or if clients are starting to worry about it impacting their business, maybe starting to delay deals, anything like that?

William Kessel^ That's a great question. Let's have -- Joel, you're here let share your thoughts on that.

Joel Rahn^ Yes. It's a great question. The answer is not yet. There's not -- obviously everyone is concerned with what's going on and how it could ripple through the economy. But no, it's too early to see any impact yet. So it just -- we're just watching it closely, stay close to our customers. But despite the world events, our our business customers are performing well.

So that big storm cloud aside, our customers are performing well the core economy is coming along and our pipeline is strong. So I can't predict what's going to happen in -- with global events, but we've not seen an impact yet.

Matt Renck^ Okay. Got it. Just kind of as a follow-up to that, do you think is there a timeline where you would start to kind of worry more if it extends another month or another week? Or is it -- is it still too hard to tell?

Joel Rahn^ Well this is just my editorial view, but it's all about the energy prices. And it's about the -- that's the global economic shock, in my opinion. And that's the call it, a tax that could hit all of us consumers and businesses in energy costs one way or the other. So to me, that's the barometer this morning was not particularly pleasant in terms of oil prices. So -- but it fluctuates on the daily news or the hourly news. So we just continue to watch it. But I'm just keeping a close eye on energy prices.

Matt Renck^ Okay. Got it thank you. That’s all for me I’ll step back.

Joel Rahn^ Yes.

Operator^ Thank you. And our next question comes from Bonnie Gettys of Barry Community Foundation. Your line is open.

Bonnie Gettys^ Hello and congratulations to Highpoint and to independent bank. My question comes from a community partner. And we are so thankful for our relationship with our local community bank, Highpoint Community Bank and Independent Bank. We hope that you will continue the tradition of really looking at deeply into your community and playing well in the sandbox with all of us.

William Kessel^ Thank you for joining us on today's call and I can commit to you that you're going to see more of the same that you experienced with Highpoint. That's how Independent operates across the 25 county footprint that we have today. And we have long understood that the bank can only be as strong as the communities in which we operate. So if you -- and I look forward to meeting you in person and I have probably some -- I have some material I can share with you that can show our track record where we are a terrific community partner.

Bonnie Gettys^ Awesome because we have some data to share with you too, about how we can strengthen those community relations. So thank you so, so much.

William Kessel^ Thank you Bonnie.

Operator^ Thank you. This concludes our question and answer session and today's conference call. Thank you for participating. And you may now disconnect.